Sub-Item 77I (b): Terms of new or amended securities

At its February 9, 2010 Board of Trustees meeting, the Board approved the creation of the Pacific Capital Tax-Free Securities Fund and the Pacific Capital Tax-Free Short Intermediate Securities Fund (the "Funds"), two additional series of FundVantage Trust (the "Trust"). The Funds consist of one class of shares, Class Y shares. A description of the Funds' Class Y Shares is contained in their Prospectus and Statement of Additional Information dated June 28, 2010, which were filed in the Trust's Rule 497(c) filing on June 30, 2010.